

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 23, 2009

Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer
Alcoa, Inc.
390 Park Avenue
New York, New York 10022-4608

> **Re: Alcoa, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-3610**

Dear Mr. McLane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 40
Liquidity and Capital Resources, page 57

1.   To the extent that future non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Such disclosures will allow investors to understand the magnitude of and trends associated with actual and

required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Critical Accounting Policies and Estimates, page 61
Goodwill, page 62

2.   We note your disclosure that indicates the estimated fair value of the Primary Metals reporting unit was not "well in excess of the carrying value" at December 31, 2008. We further note the number of "significant assumptions and estimates" involved in estimating the fair value of each reporting unit under a discounted cash flow model. Please revise future filings to quantify the most significant assumptions you used to estimate the fair value of the Primary Metals reporting unit as well as the fair value of any other material reporting unit for which future goodwill impairment is reasonably likely. Please also provide sensitivity analyses for each significant assumption. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

3.   We note your disclosures related to your market capitalization and the fair value of your reporting units. Please provide us, and revise future filings to include, a reconciliation of the aggregate fair value of your reporting units to your market capitalization, address the factors that you believe have resulted in differences and assess the reasonableness of your valuations.

Financial Statements
Note I – Investments, page 106

4.   We note that you entered into an agreement to exchange your 45.45% interest in Sapa AB for Orkla's 50% interest in Elkem and that you recorded an impairment of $333. Please tell us the carrying value of each interest and explain to us how you determined the estimated fair value of each interest. Also, please tell us when the exchange occurred or is expected to occur, how it was or will be accounted for, and if any gain or loss is expected.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief